UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No.__

                    Under the Securities Exchange Act of 1934

                                 SUNSOURCE INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  867948101000
                                 (CUSIP Number)

                                 Jennifer Marre
                                    Secretary


                          Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285
                                  (212)526-1936
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                 October 1, 1997

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325


2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     2,012,169

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     2,012,169

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,012,169

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     30.3%

14)  Type of Reporting Person
     HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1997


LEHMAN BROTHERS HOLDINGS INC.
By:  /s/ Jennifer Marre
     ---------------------
Name:  Jennifer Marre
Title: Vice President and
       Secretary

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Inc.
     13-2518466

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [X]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     1,447,031

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     1,447,031

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,447,031

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     22.5%

14)  Type of Reporting Person
     BD/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1997


LEHMAN BROTHERS INC.
By:  /s/ Jennifer Marre
     ---------------------
Name:  Jennifer Marre
Title: Senior Vice President and
       Secretary

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     LB I Group Inc.
     13-2741778

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     1,447,031

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     1,447,031

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,447,031

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     22.5%

14)  Type of Reporting Person
     HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1997


LB I GROUP INC.
By:  /s/ Jennifer Marre
     ---------------------
Name:  Jennifer Marre
Title: Secretary

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Capital Partners I

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     1,447,031

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     1,447,031

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,447,031

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     22.5%

14)  Type of Reporting Person
     LP




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1997


LEHMAN BROTHERS CAPITAL PARTNERS I
By:  /s/ Jennifer Marre
     ---------------------
Name:  Jennifer Marre
Title: Authorized Signatory

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman/SDI Inc.
     13-3386604

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     538,000

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     538,000

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     538,000

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     8.4%

14)  Type of Reporting Person
     CO



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1997


LEHMAN/SDI INC.
By:  /s/ Jennifer Marre
     ---------------------
Name:  Jennifer Marre
Title: Secretary

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Ltd. I Inc.
     13-3429418

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     27,138

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     27,138

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     27,138

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     0.4%

14)  Type of Reporting Person
     CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1997


LEHMAN LTD I INC.
By:  /s/ Jennifer Marre
     ---------------------
Name:  Jennifer Marre
Title: Secretary

Schedule 13D

Item 1.  Security and Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of SunSource Inc., a Delaware corporation ("SunSource"). The address of the principal executive offices of SunSource is 3000 One Logan Square, Philadelphia, PA 19103.

Item 2.  Identity and Background

     This statement is filed on behalf of the following entities:

     Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"),
                  3 World Financial Center
                  200 Vesey Street
                  New York, NY 10285

     Holdings through its domestic and foreign subsidiaries is a full-line securities firm and is the parent of Lehman/SDI, Inc. and Lehman Ltd. I Inc.
                  Lehman Brothers Inc., a Delaware corporation ("LBI"),
                  3 World Financial Center
                  200 Vesey Street
                  New York, NY 10285

     LBI is a wholly owned subsidiary of Holdings and is the parent of LB I Group Inc.

     LB I Group Inc.,  a Delaware  corporation,  ("LB I Group"),
                  3 World Financial Center
                  200 Vesey Street
                  New York, NY 10285

     LB I Group is a wholly owned subsidiary of LBI and is the General Partner of Lehman Brothers Capital Partners I.

     Lehman Brothers Capital Partners I, a Delaware limited partnership ("Capital Partners"),
                  3 World Financial Center
                  200 Vesey Street
                  New York, NY 10285

                  Capital Partners is a limited partnership.

                  Lehman/SDI Inc., a Delaware corporation ("Lehman/SDI"), 3 World Financial Center
                  200 Vesey Street
                  New York, NY 10285

                  Lehman/SDI is a wholly owned subsidiary of Holdings.

                  Lehman Ltd. I Inc., a Delaware corporation ("Lehman Ltd."), 3 World Financial Center
                  200 Vesey Street
                  New York, NY 10285

                  Lehman Ltd. is a wholly owned subsidiary of Holdings.

     The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

     Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

     See Item 4.

Item 4.  Purpose of Transaction

     Pursuant to the Agreement and Plan of Conversion, dated as of July 31, 1997, by and among SunSource, SunSource L.P., a Delaware limited partnership (the "Partnership"), LPSub Inc., a Delaware corporation ("LPSub"), Lehman/SDI and the limited partners of SDI Partners I, L.P. ("GP Limited Partners"), the conversion (the "Conversion") of the Partnership to corporate form was accomplished through a merger (the "Merger") of the Partnership and LPSub with and into SunSource.

     In the Conversion, (i) the outstanding Class A limited partnership interests were converted into 11.6% Trust Preferred Securities issued by SunSource Capital Trust and cash, (ii) each of the outstanding Class B limited partnership interests were converted into 0.25 shares of the Common Stock of SunSource and (iii) Lehman/SDI which is general partner of SDI Partners I, L.P., the general partner of the Partnership (the "General Partner"), received common stock of LPSub which was converted into shares of Common Stock in the Merger in exchange for its interests in the General Partner and the GP Limited Partners received shares of Common Stock in exchange for their interests in the General Partner.

     Prior to the Conversion, Capital Partners owned 5,788,124 Class B interests of the Partnership and Lehman Ltd. owned 108,554 Class B interests of the Partnership. As a result of the Conversion, Capital Partners received 1,447,031 shares of Common Stock and Lehman Ltd. received 27,138 shares of Common Stock. Lehman/SDI received 538,000 shares of Common Stock. The GP Limited Partners received shares of Common Stock of which 75,000 shares of the Common Stock received was placed in escrow to be distributed after two years if all distributions and required payments in respect of the Trust 11.6% Preferred Securities have been made.

     SunSource, LB I Group, Lehman Ltd., Lehman/SDI, Capital Partners and the Senior Executives entered into a Registration Rights Agreement, dated as of July 31, 1997, granting the parties certain rights to have the shares of SunSource Common Stock acquired in the Conversion registered for resale under the Securities Act of 1933.

     Pursuant to a Stockholders Agreement, dated as of July 31, 1997, among SunSource, LB I Group, Lehman Ltd., Lehman/SDI, Capital Partners and certain of the GP Limited Partners, certain rights are restricted on the sale of Common Stock of SunSource by the parties after the Conversion. The parties agree to vote any excess shares as defined therein. With respect to the Board of Directors, three directors may be nominated by management, four will be Independent Directors (as defined in the provision of the By-Laws of SunSource attached as Annex 1) and two directors may be nominated by Lehman Brothers if Lehman Brothers holds more than 20% of the outstanding shares of Common Stock or one director if Lehman Brothers holds between 10% and 20% of the outstanding shares of Common Stock.

     Holdings and SunSource entered into a Contribution Agreement, dated July 31, 1997 which provides for the contribution by Holdings to SunSource of a portion of the premium payable upon an Initial Tax Redemption if shares are still held in escrow and Holdings and its affiliates have disposed of some or all of the Common Stock received by it or its affiliates in the Conversion.

     Holdings intends to continually evaluate SunSource's business, prospects, financial condition, the market for the Shares, other opportunities available to Holdings, general economic conditions, money and stock market conditions and other factors and future developments which Holdings may deem relevant from time to time. Depending on same factors, Holdings may decide, subject to the above referenced agreements, to sell all or part of the shares it holds. Any such acquisition or disposition of Shares may be effected through open market or privately negotiated transactions, or otherwise.

     Except as set forth in this Item 4, Holdings does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) See Item 4.

     (b) The Reporting Persons have sole power to vote and dispose of all the shares of Common Stock of SunSource except as to shares listed on Appendix C.

     (c) LBI and other affiliates in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

     (d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.

     Eliot M. Fried and Henri I. Talerman, Managing Directors of LBI, are Directors of SunSource.


Item 7.     Material to be Filed as Exhibits.

     Agreement and Plan of Conversion, dated as of July 31, 1997, among SunSource, the Partnership, LPSub, Lehman/SDI and the GP Limited Partners incorporated by reference as Exhibit 2.1 to Registration Statement File No. 333-19077

     Stockholders Agreement, dated as of July 31, 1997, among SunSource, LB I Group, Lehman Ltd., Lehman/SDI, Capital Partners and certain of the GP Limited

Partners incorporated by reference as Exhibit 10.2 to Registration File No. 333-19077

     Registration Rights Agreement, dated as of July 31, 1997, among SunSource, LB I Group, Lehman Ltd., Lehman/SDI, Capital Partners and the Senior Executives incorporated by reference as Exhibit 10.1 to Registration File No. 333-19077

     Contribution Agreement, dated as of July 31, 1997, between Holdings and SunSource incorporated by reference as Exhibit 10.3 to Registration File No. 333-19077

                                                             APPENDIX A

                           LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                 New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of Lehman Brothers Holdings                 New York, NY 10285
Inc.

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

Hideichiro Kobayashi*                          Lehman Brothers Holdings Inc.
General Manager for the Americas                 3 World Financial Center
Nippon Life Insurance Co.                           New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

Masahiro Yamada*                             Lehman Brothers Holdings Inc.
Managing Director                               3 World Financial Center
Nippon Life Insurance Company                      New York, NY 10285



                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285



John L. Cecil                                   Lehman Brothers Holdings Inc.
Chief Administrative Officer                      3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS



NAME                                                BUSINESS ADDRESS

Roger S. Berlind                                  Lehman Brothers Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, New York 10285

Philip Caldwell                                   Lehman Brothers Inc.
Senior Managing Director                        3 World Financial Center
                                                New York, New York 10285

Howard L. Clark, Jr.                              Lehman Brothers Inc.
Vice Chairman                                   3 World Financial Center
                                                New York, New York 10285

Frederick Frank                                   Lehman Brothers Inc.
Vice Chairman                                   3 World Financial Center
                                                 New York, New York 10285

Richard S. Fuld, Jr.                               Lehman Brothers Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of Lehman Brothers Holdings                 New York, NY 10285
Inc.

Charles B. Hintz                                    Lehman Brothers Inc.
Chief Financial Officer                          3 World Financial Center
                                                    New York, NY 10285

Bruce R. Lakefield *                               Lehman Brothers Inc.
Director                                         3 World Financial Center
                                                    New York, NY 10285

Sherman R. Lewis, Jr.                              Lehman Brothers Inc.
Vice Chairman                                    3 World Financial Center
                                                    New York, NY 10285

Mel A. Shaftel                                     Lehman Brothers Inc.
Vice Chairman                                    3 World Financial Center
                                                    New York, NY 10285

-----
Above individuals are citizens of the United States except those individuals with an * who are citizens of the United Kingdom.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS
Richard S. Fuld                                     Lehman Brothers Inc.
Chairman & Chief Executive Officer of             3 World Financial Center
Lehman Brothers Holdings Inc.                        New York, NY 10285

Jeremiah M. Callaghan                               Lehman Brothers Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil                                       Lehman Brothers Inc.
Chief Administrative Officer                      3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                     Lehman Brothers Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                                    Lehman Brothers Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285


-----
Above individuals are citizens of the United States.

                                 LEHMAN/SDI INC.

                               BOARD OF DIRECTORS


NAME                                                  BUSINESS ADDRESS
Eliot M. Fried                                      Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285

Henri I. Talerman                                   Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285

O. Gordon Brewer, Jr.                                  SunSource Inc.
Director                                               1 Logan Square
                                                   Philadelphia, PA 19103
Norman V. Edmonson                                     SunSource Inc.
Director                                               1 Logan Square
                                                   Philadelphia, PA 19103

Arnold S. Hoffman                                      SunSource Inc.
Director                                               1 Logan Square
                                                   Philadelphia, PA 19103

Donald T. Marshall                                     SunSource Inc.
Chairman of the Board of Directors  &                  1 Logan Square
Chief Executive Officer of Lehman/SDI              Philadelphia, PA 19103
Inc.

John P. McDonnell                                      SunSource Inc.
President & Chief Operating Officer                    1 Logan Square
                                                   Philadelphia, PA 19103

Ernest L. Ransome, III                                 SunSource Inc.
Director                                               1 Logan Square
                                                   Philadelphia, PA 19103

Donald A. Scott                                        SunSource Inc.
Director                                               1 Logan Square
                                                   Philadelphia, PA 19103

-----
Above individuals are residents of the United States.

                                 LEHMAN/SDI INC.

                               EXECUTIVE OFFICERS

NAME / TITLE                                          BUSINESS ADDRESS
Donald T. Marshall                                     SunSource Inc.
Chairman of the Board and Chief                        1 Logan Square
Executive Officer of Lehman/SDI Inc.               Philadelphia, PA 19103

John P. McDonnell                                      SunSource Inc.
President and Chief Operating Officer                  1 Logan Square
                                                   Philadelphia, PA 19103

Joseph Corvino                                         SunSource Inc.
Chief Financial Officer                                1 Logan Square
                                                   Philadelphia, PA 19103



                                 LB I GROUP INC.

                               BOARD OF DIRECTORS

NAME                                                  BUSINESS ADDRESS
Eliot M. Fried                                      Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285

David Goldfarb                                      Lehman Brothers Inc.
Controller                                        3 World Financial Center
                                                     New York, NY 10285

Allan S. Kaplan                                     Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285



                               LEHMAN LTD. I INC.

                               BOARD OF DIRECTORS

NAME                                                  BUSINESS ADDRESS
Eliot M. Fried                                      Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285


-----
Above individual is a citizen of the United States.

                                                            APPENDIX B

Fulco v. Continental Cablevision. This civil action was brought in the United States District Court for the District of Massachusetts alleging a violation of Rule 10b(5) for a material omission in the disclosure documents related to a 1989 partnership roll-up in which Shearson Lehman Brothers rendered a fairness opinion. The jury rendered a verdict in 1993 jointly against Shearson Lehman Brothers and Continental Cablevision, the issuer, for a total of $4.6 million. The case was settled shortly thereafter.

Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                                                       APPENDIX C


      BENEFICIAL OWNERSHIP OF THE SHARES OF COMMON STOCK OF SUNSOURCE INC.
                 BY OFFICERS, DIRECTORS AND CONTROLLING PERSONS

                                                     % OF CLASS
NAME                           NO. OF SHARES         OF SECURITIES
----                           -------------         -------------
O. Gordon Brewer, Jr.          250                   0.0%
Norman V. Edmonson             440,729               6.8%
Arnold S. Hoffman              3,250                 0.0%
Donald T. Marshall             698,988               10.8%
John P. McDonnell              211,208               3.2%
Ernest L. Ransome III          1,350                 0.0%
Donald A. Scott                2,250                 0.0%
Joseph M. Corvino              36,126                0.5%